Mail Stop 3010

April 1, 2010

VIA U.S. MAIL AND FAX (718) 935-0378

Mr. Lloyd J. Shulman
Chief Executive Officer
J.W. Mays, Inc.
9 Bond Street
Brooklyn, NY 11201-5805

> **Re:** **J.W. Mays, Inc.**
> **Form 10-K for the fiscal year ended July 31, 2009**
> **Filed October 8, 2009**
> **File No. 001-3647**

Dear Mr. Shulman:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief